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04024766

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO United Heavy Machinery

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5063 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/4/04

ARLS
12-31-02

OAO United Heavy Machinery

OMZ

annual report 2002

contents

table of contents

company overview

chapter 1: company overview

OMZ (Obedinennye Mashinostroitelnye Zavody, formerly United Heavy Machinery) is one of Russia's largest integrated heavy industry companies. It combines Russia's traditional engineering skills with state-of-the-art international technological innovation and engages in the design, manufacturing and servicing of knowledge-intensive equipment and machinery for such industries as the onshore and offshore oil and gas industry, nuclear energy and mining industries, as well as shipbuilding. In addition, the Company manufactures specialty steel forgings and castings.

As a global company, OMZ has engineering and manufacturing operations in the Russian Federation, the United States of America, Romania and Ukraine, and it sells its products in over thirty countries. The Company's customer base includes major Russian and international companies in each of the sectors of its operation.

The Company is organised around four primary business segments: Onshore and Offshore, Nuclear Power Plant Equipment, Mining Equipment and Specialty Steel. In 2002, OMZ's sales reached US$435 million, a 39% increase year-on-year. Sales growth was particularly strong in the Oil and Gas Equipment (Onshore and Offshore) and the Nuclear Power Plant Equipment segments in 2002, up 208% and 26% respectively, compared to 2001.








total sales
2002
$ 435,4 mln
2001
$ 313,1 mln
2000
$ 241,0 mln


international sales
sales outside Russia
2002
$ 155,3 mln
2001
$ 81,8 mln
2000
$ 40,5 mln


sales by major geographic region
in 2002
Russia
$ 280,0 mln
other regions
$ 6,5 mln
CIS
$ 24,7 mln
Europe
$ 39,4 mln
Asia
$ 84,8 mln



OMZ's Onshore and Offshore business segment provides design, production, installation and after sales services of oil and gas equipment and tools, including a full variety of onshore rigs, from workover to deep drilling multi-well rigs. Onshore and Offshore engineers fixed and floating drilling and production units for the development of oil and gas fields from shallow waters to depths of up to 3,000 metres.

In addition, this business segment designs, manufactures and repairs civil, military and special-purpose vessels.

The Nuclear Power Plant Equipment business segment engineers, manufactures, delivers, installs and provides maintenance for primary circuit equipment for pressurised water nuclear reactors and designs and constructs containers for the transportation of spent nuclear fuel. Currently the Company is engaged in the manufacturing of five of the eleven pressurised water nuclear reactors under construction worldwide.

The Mining Equipment business segment specialises in engineering and manufacturing of equipment and machinery for opencast mining and mineral processing. OMZ supplies approximately 70% of the heavy draglines and shovels used by the Russian mining industry and dominates the market for grinding and crushing equipment.

The Specialty Steel business segment specialises in the production of semi-finished metallurgical products from specialty steel grades, such as corrosion and radiation resistant steel. It also manufactures extra-large castings and forgings.

Since its foundation in 1996, OMZ has pursued best international practices in corporate governance. The Company was one of the first in the country to adopt a Corporate Governance Code, introduce a comprehensive management incentive scheme and establish an Investor Relations department. OMZ is one of the very few companies in Russia where independent directors make up the majority of the Board of Directors.

OMZ is listed on both of Russia's main stock exchanges, the Russian Trading System (RTS) and the Moscow Interbank Currency Exchange (MICEX), and has a Level-1 ADR programme which is traded over-the-counter in the United States and Europe.



Over the past seven years we have built a successful business engineering knowledge-intensive machinery for global clients. We united some of the country's best-known enterprises, upgraded and turned them into effective modern businesses.



CEO's letter

chapter 2: CEO's letter to shareholders

In 2002, we demonstrated encouraging top-line and bottom-line performance. Sales increased 39% to US$435 million compared to US$313 million in 2001. Since 1999, our sales have increased four-fold. Sales growth was accompanied by a tight focus on improving margins and controlling costs. Gross margin grew 52% from US$63 million in 2001 to US$96 million in 2002 and net income grew more than six-fold from US$6 million to US$39 million.

acquisitions

Our acquisition activity remains tightly focused. In 2002 and the first half of 2003, we undertook several acquisitions to further bolster our core businesses and give us a further competitive edge in global markets.

The acquisition of assets and engineering talant from Friede & Goldman Ltd, a US company responsible for designing around one third of all mobile offshore drilling units (MODU) in use in the world today, and the pending consolidation of the Central Engineering Bureau Korall in Sevastopol, Ukraine, provide us with unmatched expertise in the market for the design and engineering of floating drilling and production platforms.

The acquisition of Third International Shipyard, in Astrakhan, Russia, permits us to deliver components for MODUs and ships directly to the oil and gas exploration zone on the Caspian Sea. The purchase of Upet S.A., a Romanian producer of mobile drilling rigs, allows us to offer to our clients a full range of drilling units.

restructuring

In 2002, we continued to implement our corporate restructuring plan that aims to eliminate a complex business structure and increase operational efficiency, overall profitability and transparency. The Company spun-off its auxiliary and support businesses into separate entities which then compete with outside providers to supply repair, construction, transportation and other support services to OMZ's core businesses. This will allow for a possible divestiture of these support businesses and enable the Company to concentrate its managerial and financial resources on the development of its key business segments. These moves will create a leaner and more transparent corporate structure and allow OMZ to procure high quality goods and services at competitive price.

The creation of OMZ-SpecStal in August 2002 is a good example of the implementation of the corporate restructuring plan. The new entity brought together the steel production of our Uralmash and Izhorskiye Zavody facilities as an autonomous business unit for the production and sale of specialty steel products.

growing global presence

International markets offer OMZ strong growth opportunities. In 2002, 36% of our revenue was contributed by international sales compared to 26% in 2001 and 17% in 2000. This percentage is growing steadily every year in line with our strategy of carefully planned global expansion.

As we move from being a leading heavy machinery engineering company on the domestic market to becoming a global player we are expanding into new markets and forging new partnerships. In June 2002, the Company completed the delivery of a walking dragline for Mongolia's Coal Agency as part of an innovative funding agreement with Itochu of Japan.

The purchase of Friede & Goldman Ltd gives us access not only to the company's unique expertise in offshore rig design but also to its vast global client base.

The acquisition of Upet in Romania provides the Company with new opportunities for the sale of drilling rigs in the rapidly developing markets of Eastern Europe, India, North Africa and the Middle East.

All our products undergo tight quality control to international standards. In June 2002, the Company launched its Quality Control Programme through 2004. We are focused on meeting ISO 9001 quality certification across the production cycle, from design to post-sales service, and introducing unified standards across our facilities.

our corporate culture and people

Today OMZ employs close to 45,000 people, some 16,800 of whom underwent training in 2002 alone.

In 2002 and the beginning of 2003, we also made some important high-level appointments to strengthen our management team. New appointments include Mr Sergey Lipsky as Chief Operating Officer, Mr Alexey Shavrov as a Deputy Chief Executive Officer in charge of the Nuclear Power Plant Equipment business segment and Mr Igor Gorsky as Deputy Chief Executive Officer in charge of the Specialty Steel business segment. Our new top recruits come from various backgrounds and bring to the Company new energy, dedication and innovative ideas.

We have also established a three-year share plan to provide our top managers with clear incentives for increasing the Company's market capitalisation.

In 2002, we made several important moves to enhance transparency and corporate governance. In December, our Board of Directors approved a wide-ranging Corporate Governance Code to ensure existing best practices become part of the fabric of the Company. The Code comprehensively adheres to guidelines recommended by the Russian Securities Commission based on best practices from around the world.

Our Company charter was revised to make a very clear distinction between three types of directors: executive, non-executive and independent.

The Board of Directors established committees to oversee auditing, compensation and the Company's financing activities, all of which are chaired by independent directors. For a second straight year the majority of our Board of Directors, four out of seven, are independent.

OMZ listing on the London Stock Exchange

In 2003 we decided to further improve our access to international capital markets and increase the liquidity of our stock. As a result, the Company underwent a rigorous listing process administered by the UK Listing Authority and on September 30 2003 its depositary receipts were admitted to trading on the London Stock Exchange. OMZ is only the fourth Russian company to list its shares or depositary receipts on the London Stock Exchange.

The receipts are traded on the Exchange's International Order Book. Each Depositary Receipt represents one ordinary share. The London Stock Exchange tickers for OMZ's DRs is 'OMZD' for its Level 1 DR programme initiated in 2001 and 'OMZA' for its 144A DR programme initiated in 1998.

The official listing on the London Stock Exchange is a significant step in our efforts to increase the transparency of our company for our investors, customers, employees and partners.



capital markets initiatives

In 2001, OMZ was one of the first companies in Russia to issue domestic bonds and in April 2003 we redeemed the first tranche of that bond issue. In 2002 and the beginning of 2003, we undertook several major capital markets initiatives. In November 2002, OMZ made a debut entry to the international debt market raising US$30 million through the structuring of credit linked notes (CLN) and in the beginning of 2003, OMZ tapped into the debt market once again raising additional US$30 million through the issuance a fourth tranche of rouble bonds. The tranche has a six-year maturity with the three initial coupons set at 13%. The issue was oversubscribed more than twice. These two financing transactions allowed us to reduce significantly the cost of borrowing and restructure expensive short-term bank loans.

During the past year we centralised our cash flow management and bank cooperation, reducing the number of our banking partners to a selected few amongst the largest Russian banks and local branches of foreign banks.

In June 2003, the international ratings agency Standard & Poor's confirmed OMZ's long-term credit rating at CCC+ with a 'positive' outlook. OMZ's credit rating on Russia's national scale was established at ruBBB–.

looking ahead

We are currently conducting a further review to determine the principal business segments to focus on in the coming years and consider the strategic alternatives for the Company's businesses with a view to improving the Company's asset allocation, enhancing its management structure and increasing its operating efficiency and overall profitability.

These will be businesses where OMZ has the potential to become one of the top three global players.



Kakha A. Bendookidze,
CEO, OMZ



business segments

chapter 3: business segments

In the first quarter of 2003, in line with the Company's corporate restructuring plan, OMZ reorganised its six business segments into four, each with its own individual business and financial targets and dedicated management teams. Oil and Gas Equipment and Shipbuilding business segments were merged into one new Onshore and Offshore business segment.

In May 2003, Severstalmash, the machine-building division of Severstal, entered into an agreement to acquire OMZ's metallurgical equipment segment. The sale allows Severstalmash to use the sales, marketing and engineering structure of the business as well as the right to use the corresponding trademarks. The disposal would not involve transfer of any of the Company's production facilities.

The following is a summary of the key operational developments in the Company's four major business segments during 2002 and the first six months of 2003.


segment sales information
in 2002
NPP equipment
$ 74,3 mln
oil and gas equipment
$ 141,3 mln
specialty steels
$ 46,4 mln
shipbuilding
$ 46,5 mln
mining equipment
$ 37,8 mln
metallurgical equipment
$ 47,8 mln
other
$ 41,2 mln


sales of oil and gas equipment
2002
$ 141,3 mln
2001
$ 45,8 mln
2000
$ 19,5 mln


sales of shipbuilding products
2002
$ 46,5 mln
2001
$ 18,6 mln
2000
$ 0,0 mln

onshore and offshore

Onshore and Offshore was the Company's largest business segment in terms of revenue, contributing 43% (US$188 million) of the Company's total sales of US$435 million in 2002. It comprises four main subdivisions: Oil and Gas Equipment, Drilling Tools and Technologies, Offshore Design and Shipbuilding.

The Oil and Gas Equipment subdivision, which designs, manufactures and services equipment for well drilling, counts all major Russian oil and gas companies among its customers and exports its products to the CIS and beyond. In 2002, it manufactured Russia's first prefabricated portable rig with a drilling depth of 2,900 metres for Yukos. The Company also won an international tender to build four drilling rigs for the Syrian Petroleum Company, and tenders to supply ten mobile drilling rigs for the Romanian oil company Petrom and twenty-five workover mobile drilling rigs for ONGC, the Indian state oil company.

The Drilling Tools and Technologies subdivision produces a wide variety of downhole drilling tools and has the ability to engineer and implement drilling solutions for holes with a wide range of diameter, drilling trajectory and geophysical characteristics. This subdivision's main market will continue to be within Russia.

The Shipbuilding subdivision designs and builds a wide range of civil, military and special purpose vessels, with the majority of production in 2002 destined for the export market. The order book for commercial vessels includes contracts for six tankers for Caspian Sea Shipping, ten dry cargo ships for Volga Tanker, eight tankers for KSS Shipping (Malta), four multipurpose bulk carriers for Clean Sea Holding A.S. (Norway) and three tankers for Kokoda Container Carriers A.S. (Norway). Furthermore, the subdivision commenced the manufacturing of a second air-cushion landing craft for the Greek Navy in 2002.

In 2002, OMZ made some key acquisitions to establish a leading global position in Offshore Design with custom engineering of mobile offshore drilling units. The acquisition of assets and engineering talant from Friede & Goldman Ltd, a US company, which has designed around a third of all mobile offshore drilling units used in the world today, provides the subdivision with expertise in conceptual design, marine engineering and project management. In 2003, the order book contained contracts with leading international drilling companies, including orders for Nabors, Schlumberger, CNOOC, Gazprom and Rosneft.








sales of nuclear power plant equipment
2002
$ 74,3 mln
2001
$ 58,7 mln
2000
$ 23,6 mln


sales of metallurgical equipment
2000
$ 53,9 mln
2001
$ 47,6 mln
2002
$ 47,8 mln

nuclear power plant equipment

In 2002, the Nuclear Power Plant Equipment business segment was the Company's second largest business accounting for US$74 million or 17% of the Company's total sales. The business engineers, manufactures, delivers, installs and provides maintenance for primary circuit equipment for pressurised water reactors, designs and constructs containers for the transportation of spent nuclear fuel.

The Company is the primary supplier for the Russian nuclear power industry. It currently has contracts to supply five traditional PWR-1000 reactors to overseas customers, one to the Bushehr nuclear power plant in Iran, two to the Tianwan nuclear power plant in China and two to the Kudankulam nuclear power plant in India. Currently the Company is tendering as a subcontractor to supply primary circuit equipment for the construction of Finland's fifth nuclear power unit. In addition, OMZ is participating in a tender for the construction of a spent nuclear fuel dry storage facility in Bulgaria and is bidding to supply equipment to nuclear power plants in a number of East European countries. In recognition of the Company's focus on quality, its 1,000 megawatt pressurised water reactor was awarded the 'Gold Mark of Quality in the 21st Century' at the 7th annual All-Russian Brand Competition.




2002
$ 37,8 mln
2001
$ 36,5 mln
2000
$ 34,0 mln
sales of mining equipment


2000
$ 62,8 mln
2001
$ 57,2 mln
2002
$ 46,4 mln
sales of specialty steels

mining equipment

The Mining Equipment business segment accounted for 9% or US$38 million of the Company's total sales in 2002. The business specialises in engineering and manufacturing of equipment and machines for opencast mining and mineral processing. Russia's leading mining companies continue to be amongst OMZ's key customers, accounting for around 90% of the segment's sales. However, the Company continues to build its international presence in this sector with key clients in the CIS countries, particularly Kazakhstan, Ukraine and Uzbekistan as well as China, India, Mongolia and Vietnam. The Company has focused on developing financing solutions for its clients and in 2002 supplied a walking dragline to the Mongolian Coal Agency with the financial participation of the Japanese company Itochu.



specialty steel

The Company's steel business segment serves external customers and provides specialty steel products for other businesses within OMZ. In 2002, external sales accounted for 11% or US$46 million of the Company's total sales. Sales to other OMZ businesses amounted to US$58 million. The business produces semi-finished metallurgical products from specialty-steel grades, such as high-tensile, stainless, corrosion and radiation resistant, high-alloy, heat-resistant, low-temperature-resistant and non-magnetic steel. OMZ is the only Russian company capable of producing solid-forged rotor blanks for steam turbines and turbogenerators with capacities up to 1,200 megawatts.





business structure

chapter 4: business structure

- onshore and offshore
  - oil and gas equipment
  - drilling tools
  - shipbuilding
  - offshore design
- mining equipment
- nuclear power plant equipment
- specialty steel
- other
  - pressure vessels
  - rolls
  - instruments
  - cranes







OMZ has engineering or manufacturing operations in four countries – the Russian Federation, the United States of America, Romania and Ukraine.

geographic coverage

chapter 5: geographic coverage


Baltic sea
St. Petersburg
USA
Ivanovo
Moscow
Houston
ROMANIA
UKRAINE
N. Novgorod
RUSSIA
Targoviste
Perm
Ekaterinburg
Sevastopol
Volgograd
Atlantic ocean
Orenburg
Black sea
Astrakhan
Caspian sea



Despite a challenging global marketplace for the heavy engineering products, OMZ achieved total sales of approximately US$435 million in 2002, a 39% increase compared to 2001, while increasing net profit more than six-fold to US$39 million. The Company continued to diversify its client base with sales outside of Russia accounting for 36% of total sales.

financial highlights

chapter 6: financial highlights

The following summarises OMZ's results of operation for the years ended December 31, 2002, 2001 and 2000.

All values are in US$ million, unless indicated otherwise

	2002	2001	2000
sales	435.4	313.1	241.0
gross profit	96.3	63.2	20.0
EBITDA	46.3	23.0	-11.2
EBIT	20.6	0.9	-31.8
net income	39.0	6.0	0.3
total assets	592.5	517.4	505.7
net working capital	62.3	13.3	-44.7
share of international sales, %	36	26	17

(Source: US GAAP audited financial results)

2002 sales by business segments (US GAAP)

business segment	2002 sales, US$ million	share of total sales in 2002, %	share of total sales in 2001, %	increase in sales compared to 2001, %
oil and gas equipment	141.3	32	15	+208
nuclear power plant equipment	74.3	17	19	+26
metallurgical equipment	47.8	11	15	+1
shipbuilding	46.5	11	6	+150
specialty steel (*)	46.4	11	18	-19
mining equipment	37.8	9	12	+4
other	41.2	9	16	-16
total	435.4	100	100	+39

(Source: US GAAP financial results)

(*) In addition to sales to external customers, Specialty Steel had internal sales to other business segments within the Company of US$58.2 million in 2002 and US$81.3 million in 2001

corporate highlights

chapter 7: corporate highlights



January 2002
Contract signed with European Organisation for Nuclear Research (CERN) to supply a metal structure for the large hadron collider as part of the Atlas research programme

February 2002
OMZ delivers an excavator to Nadezhdinskoe gold mine (Russia)

March 2002
Company outfitted its research and development facilities with AutoCAD software from Autodesk

April 2002
The Company incorporated OMZ-Sibir, a provider of spare parts and servicing for mining equipment, based in Kemerovo (Siberia, Russia)

Contract signed with Atomstroyexport to supply primary circuit equipment to the Kudankulam nuclear power plant (India)

OMZ's 1,000 megawatt pressurised water reactor awarded the 'Golden Mark of Quality in the 21st Century' at the 7th annual All-Russian Brand Competition

May 2002
OMZ acquires assets from Friede & Goldman Ltd, an engineering firm, based in Houston (Texas, US)

Four drilling rigs delivered to Sibneft (Russia)

June 2002
Expert RA rating agency awards OMZ's bonds an 'A' rating, indicating high degree of creditworthiness

OMZ launches its Quality strategy through 2004

Acquisition of a controlling stake in Nizhegorodskiy Teplokhod

OMZ delivers fifteen drilling rigs to Surgutneftegaz (Russia)

Walking dragline delivered to the Mongolian Coal Agency as part of a financing arrangement with the Itochu corporation (Japan)



July 2002
As part of its restructuring plan OMZ incorporates OMZ-Instrument as a separate subsidiary uniting the tools production capacity of Izhorskiye Zavody and Uralmash

August 2002
As part of its restructuring plan OMZ incorporates OMZ-SpecStal as a separate subsidiary combining the specialty steel production facilities of Uralmash and Izhorskiye Zavody

Contract signed with Volga Tanker (through better Overseas Ltd) for the construction of ten dry cargo ships

OMZ begins delivery of primary circuit equipment for the Bushehr nuclear power plant in Iran

September 2002
OMZ publishes US GAAP audited consolidated results for 2001

Contract signed with Rosoboronexport, Russia's defence export agency, to build a diesel submarine for the Chinese Navy

October 2002
Standard & Poor's confirms international credit rating for OMZ of CCC+ with a positive outlook

OMZ's Onshore and Offshore business segment formed with four primary subdivisions: Shipbuilding, Oil and Gas Equipment, Offshore Design and Drilling Tools and Technology

OMZ trademark registered at the Federal Institute for Industrial Property

OMZ wins 'Open Information Issuer' award hosted by Skrin Information Agency

The Company signs a contract with Caspian Sea Shipping for the delivery of six oil tankers

KSS Shipping (Malta) takes delivery of the first tanker as part an eleven ship contract



November 2002
OMZ receives US$30 million through the issue of Credit Linked Notes

OMZ acquires controlling stake in Almaz Shipbuilding Plant (St Petersburg, Russia), Pavlovskiy Machinery Plant (Pavlovskiy, Russia) and Third International Shipyard (Astrakhan, Russia)

OMZ receives an API (American Petroleum Institute) certificate for its drilling equipment

December 2002
OMZ Mining Equipment and Engineering and OMZ – Metallurgical Equipment and Engineering subsidiaries formed as part of OMZ's restructuring plan

Contract signed to supply an air-cushion landing craft to the Greek Navy



corporate highlights
first six months of 2003





January 2003
OMZ acquires a stake in Atomenergoexport, Russia's nuclear engineering, procurement, installation and commissioning (EPIC) contractor, and a controlling stake in Zarubezhenergoproekt, a leading R&D and engineering company in the energy sector

Contract signed with Rosneft for the supply of three drilling rigs

February 2003
Two patrol boats delivered to the Vietnamese Navy

March 2003
OMZ places a fourth tranche of its rouble bond for approximately US$30 million at a 13% coupon on the MICEX stock exchange

OMZ, in cooperation with Atomstroyexport, submits tender documents for the construction of a fifth nuclear power block in Finland

April 2003
Expert RA rating agency assigns OMZ's fourth tranche bond issue an 'A' rating

OMZ redeems its the first tranche of its bond issue placed in 2001

Caterpillar Inc. (US) awards OMZ the status of Original Equipment Manufacturer (OEM)

May 2003
OMZ divests its Metallurgical Equipment business to Severstalmash

June 2003
OMZ holds its 2003 Annual General Meeting



OMZ undertook a series of acquisitions in 2002 and the first half of 2003 focused on the long-term development of the Company's core businesses. Some of the key acquisitions are described below.

new acquisitions

chapter 8: new acquisitions

acquisitions of 2002 and first six months of 2003

name of enterprise	location	% acquired	date acquired	main activities
Friede & Goldman Ltd	Houston, Texas, US	75	May 2002	conceptual design of offshore oil and gas facilities and rack-chock manufacturing
Nizhegorodskiy Teplokhod	Bor, Russia	55.68	June 2002	production of port facilities, floating cranes and maintenance ships
Almaz Shipbuilding Plant	St Petersburg, Russia	72.77	Nov. 2002	shipbuilding and repair
Pavlovskiy Machinery Plant	Pavlovskiy, Russia	82.61	Nov. 2002	production of downhole motors and turbo drills
Third International Shipyard	Astrakhan, Russia	73.93	Nov. 2002	shipbuilding and repair
Atomenergoexport	Moscow, Russia	19.99	Jan. 2003	export of nuclear power plant equipment and services
Zarubezhenergoproekt	Ivanovo, Russia	50.94	Jan. 2003	R&D and engineering institute in the energy sector
Volgograd Shipbuilding Plant	Volgograd, Russia	50.01	July 2003	shipbuilding
Central Engineering Bureau Korall	Sevastopol, Ukraine	30.4	pending consolidation	detailed engineering and design of offshore platforms and floating cranes





key acquisitions

The acquisition of assets and engineering talant from Friede & Goldman Ltd, based in Houston, USA, one of the premier global designers of mobile offshore drilling units (MODUs), was a key step toward positioning OMZ as a major player in this fast growing market for design and engineering of floating drilling and production platforms.

With the purchase of a majority shareholding in Third International Shipyard, based in Astrakhan, Russia, the Company gained direct access to the Caspian Sea, the scene of intensive oil exploration by Russian, CIS and Western companies.

The Nuclear Power Plant Equipment business segment acquired a 20% ownership in Atomenergoexport, an engineering, procurement, installation and commissioning contractor for nuclear power plant equipment abroad.

The Company acquired Zarubezhenergoproekt, one of Russia's leading research institutes servicing the nuclear and conventional power industries, strengthening OMZ's ability to develop new technology for nuclear power plants in-house.

The acquisition of Almaz in November 2002 was one in a series of key purchases aimed at boosting the Company's fast-growing shipbuilding business. Based in the heart of St Petersburg, Russia's historic centre for shipbuilding, Almaz boasts the world's fastest hydrofoil and the world's largest hovercraft amongst its products. The company also undertakes civilian projects, such as the environmental control EcoPatrol class of vessels. With 50,000 square metres of manufacturing facilities, the shipyard specialises in manufacturing high-speed monohulls, hydrofoils, hovercraft and catamarans, as well as high-speed patrol and missile boats. Almaz is the only shipyard in Russia specialised and experienced in working with aluminium alloys, and this expertise gives added muscle to other core OMZ businesses. Following this acquisition, Almaz's spare capacity has been used for the production of nuclear power plant equipment, components and circulation systems for oil rigs.



F&G ExD




INSTRON
SFL

Investment in research and development (R&D) efforts in 2002 were directed at streamlining the design and development process, reducing the time required for developing new products and achieving improvements in the quality and competitiveness of new products. Some 3,800 employees were engaged in R&D work, using state-of-the-art design and engineering technologies.

R&D and CAPEX

chapter 9: research and development and capital expenditure

In 2002, as part of the Company's overall restructuring process, OMZ shifted R&D from individual subsidiaries into a centralised function. This move aimed to identify the most innovative projects.

The Company budgeted approximately US$8 million for R&D in 2003. Major initiatives include the development of offshore drilling equipment, including platform design and drilling tools, the development of quarry shovels with increased bucket capacity for the mining business, along with the development of a new generation of light water nuclear reactors and spent nuclear fuel transportation containers.

capital expenditure

In 2002, OMZ invested around US$22.8 million in new equipment and upgrade of existing facilities. This investment was directed at increasing the degree of automation in the production process, reducing energy consumption, re-equipping facilities for new product lines and introducing new information technology systems.

Priority areas for investment in 2003 include introducing energy efficient technologies, obtaining and renovating equipment, introducing modern control and measurement systems, including cable controls and radio-controlled cranes. Investment will also be directed at the development of automated systems for the preparation and management of the production process and introduction of an integrated information technology system.

Board of Directors

chapter 10: Board of Directors







Kakha Bendookidze

Executive Director
and Chief Executive Officer

Kakha Bendookidze launched his business career in 1990 and was actively involved in reshaping Russian industry throughout the 1990s. He was one of the architects of the consolidation of the Russian engineering sector that resulted in the creation of OMZ in 1996. Mr Bendookidze is OMZ's largest single shareholder and has been a member of the Board of Directors since its incorporation.

In addition to his corporate responsibilities, Mr Bendookidze is actively involved in public life as a Vice-President of the Russian Union of Industrialists and Entrepreneurs and the Chairman of the Union's Tax and Budget Policy Committee. Mr Bendookidze also holds the post of first Vice-President of the Russian Association of Engineering Industries.

Mr Bendookidze is a graduate of the Tbilisi University, Georgia, and holds a post-graduate degree in Molecular Biology from the Lomonosov Moscow State University.

Rodric Braithwaite

Independent Director

Based in London, Rodric Braithwaite was formerly a member of the British Foreign Service. He served twice in Moscow, first in the 1960s and then as Ambassador from 1988 to 1992. Previously, Mr Braithwaite was a member of the Advisory Board of Sirocco Aerospace and a Senior Advisor at Deutsche Bank AG London. His current positions include the Chairmanship of the Advisory Board of the Moscow School for Political Research.

Horst Wiesinger

Independent Director

Dr Wiesinger served as President of Voest-Alpine Industrieanlagenbau between 1995 and 1999. He was Deputy Chairman of VA Technologie AG between 1999 and 2001. Currently Mr Wiesinger is a Managing Director of Horst Wiesinger Consulting GmbH.

Mr Wiesinger holds a doctorate from the Leoben University and has an extensive engineering industry background.

OMZ's Board of Directors consists of seven members, four of which are independent.



Alan Kazbekov

Non-Executive Director

Based in Moscow and a long time business partner of Mr Bendookidze, Mr Kazbekov was actively involved in the creation and ongoing evolution of the Company. Mr Kazbekov served as Chief Executive Officer of the Moscow based investment company BioProcess prior to joining the Company's Board of Directors in 1997 and becoming the Company's Chief Operating Officer in 2000. Since June 2003, Mr Kazbekov has been a Non-Executive Director of the Company.

Mr Kazbekov is a graduate of the Moscow Institute for Railways Engineering.



Michael Kossolapov

Executive Director and Deputy Chief Executive Officer

Prior to joining the Company in 1999 as a Chief Financial Officer, Mr Kossolapov served as a Chief Financial Officer of another Russian public company, OAO Vostoksibugol. In 2001, Mr Kossolapov joined the Board of Directors of the Company as an Executive Director and in 2003 became a Deputy Chief Executive Officer of the Company and Head of the Onshore and Offshore business segment.

Mr Kossolapov is a graduate of the Economics Department of the Lomonosov Moscow State University.



Seppo Remes

Independent Director

Currently Mr Remes serves at Vostok Nafta Investment Ltd as the Executive Director for Russia. Mr Remes is a member of the Board of RAO UES and serves on its Audit Committee, Restructuring and Strategy Committee and Valuation Committee. Prior to joining the OMZ's Board of Directors in 2002, Mr Remes served as Chairman of the Finnish Entrepreneurs' Association in Moscow and served for nine years as corporate Vice-President, Russian Affairs and head of Neste/Fortum office in Moscow. Mr Remes has been the Chairman of the Board of the European Business Club (EBC) in the Russian Federation for five years.

Mr Remes graduated from Oulu University (Finland) and holds the Decree of Licenciate from Turku School of Economics and Business Administration (Finland).



Marc Winer

Independent Director

Mr Winer is currently the President of Winer Wolff Ltd, London. Before joining the Company's Board of Directors in 1997, Mr Winer held senior executive positions in the McDonalds Company serving as the Manager of Moscow-McDonald's and McDonald's Russia and as the Vice-President of McDonald's Restaurants of Canada between 1989 and 1997. Prior to that, Mr Winer was the Region Manager for USSR and Bulgaria at the Coca-Cola Company.

Mr Winer is a graduate of the Indiana State University (USA).

Since its foundation, OMZ has been a leader among Russian companies in its efforts to improve the level of transparency and corporate governance. OMZ relies on international best practice of corporate governance to manage the Company, just as it relies on the skills of its engineers and top technology to provide quality products.



corporate governance

chapter 11: corporate governance

corporate governance code

In 2002, OMZ's Board of Directors approved a landmark Corporate Governance Code that sets out the following key principles in order to ensure the interests of all shareholders:

- observance of the rights of shareholders as provided to them by law, the Company charter and other guidelines set by the Company and its Board
- equal treatment of all shareholders
- observance of the interests and legal rights of third parties, including employees, creditors, minority shareholders at Company subsidiaries, as well as the interests and rights of regional governments where OMZ's facilities are based
- a culture of open information and transparency about the Company's activities
- honesty, integrity and responsibility of all members of the Board and management in fulfilling their duties
- social responsibility, demonstrated through observance of the law, tax legislation and other norms and regulations in all countries where OMZ operates

board committees



OMZ is one of a handful of Russian companies where independent directors make up the majority on the Board of Directors. At OMZ, independent directors supervise all material, strategic and operational decisions through the chairmanship of three key committees: Financial Committee, Audit Committee and Compensation Committee.



environmental policy

chapter 12: environmental policy

As one of Russia's largest industrial firms with a workforce of approximately 45,000 people, OMZ is a major employer in many of Russia's regions. The Company's management is conscious of the fact that its business can have a direct impact on the health and well-being of its workers, their families and the communities in which it operates.



The Company is committed to sustainable environmental policies at all of its facilities. As a major industrial firm, which has inherited a great deal of the Soviet era infrastructure, OMZ faces considerable challenges. Therefore, OMZ has implemented a far-reaching and long-term environmental policy across all of its businesses.

In recent years, OMZ has undertaken an ambitious overhaul of its facilities, aimed at minimising the impact of its activities on the environment. The strategy targeted some of the most polluting assets, such as its open-hearth steel furnaces at the Izhorskyie Zavody and Uralmash, which are being substituted with electric furnaces.

OMZ is also installing modern recycling systems at its facilities and all of its subsidiaries are equipped with in-house laboratories to measure and control pollution levels.

In 2002, OMZ undertook a comprehensive environmental audit of all of its facilities, which was aimed at identifying current challenges and ensuring compliance with local and national environmental regulations and international best practices.



OMZ is currently in the midst of implementing a corporate restructuring plan aimed at ensuring long-term profitability, increasing transparency, reducing operating costs and maximising shareholder value.

outlook for the future

chapter 13: outlook for the future



The outlook for the Company's core businesses remains positive, with continued economic growth in Russia and the CIS, strong demand from Asian and European countries, particularly in the nuclear and shipbuilding sectors, and a general improvement in the global economic climate. Key trends in the Company's key segments include:



onshore and offshore

Oil and Gas Equipment: This business segment benefited from a period of intensive investment in new equipment by Russian and international oil companies and their drilling subsidiaries in 2002. With an expected cyclical decline of investment ahead, the Company is focusing on after-sales services and is actively targeting the growing Middle Eastern, Asian and North African markets.

In the Company's Drilling Tools and Engineering subdivision, OMZ aims to increase the share of leasing and maintenance contracts in its overall business.

Offshore Design is the newest but one of the most promising business areas for the Company due to a growing demand for new offshore exploration and production facilities. These favourable market conditions are expected to continue for several years as oil companies upgrade their existing offshore drilling fleets and add new platforms at a rate of 15-20 total per year.

Shipbuilding: Russia's shipbuilding sector is experiencing renewed growth due to demand from the oil and oil products transportation sector as well as the increased need for the transshipment of goods through Russia. OMZ is planning to focus on higher value added, higher deadweight vessels. As one of the few fully outfitted ship manufacturers in Europe, with its competitive prices and superior quality, the Company is well positioned to take advantage of the growing European demand for double-hulled vessels.

nuclear power plant equipment

After fifteen years of stagnation, the global nuclear power industry is experiencing a renaissance. Asian countries, such as China and India, are planning the construction of nuclear power plants in order to meet the energy demands of their fast-growing economies. In Europe, Finland is carrying out a tender for the construction of its fifth nuclear power block. Domestically, the Russian government is implementing a long-term strategy for overhauling the country's nuclear power infrastructure.

In 2002, the Company entered the growing market for nuclear waste management with a dual-purpose spent nuclear fuel transportation and storage containers. OMZ won a tender to construct a spent nuclear fuel storage facility at the Kozloduy nuclear power plant in Bulgaria. The Company believes that the nuclear waste management market in Russia is currently underdeveloped and expects further growth in this sector.

mining equipment

OMZ is experiencing an increase in demand from customers in the construction materials, non-ferrous and mining industries as companies in these sectors replace ageing equipment with new, increased capacity equipment. Ongoing consolidation in the mining sector has also led to increased investment as companies are looking to enhance their facilities to boost output.

specialty steel

After a period of high demand in the late 1990s, OMZ forecasts modest growth in the Russian market for specialty steel castings. Going forward, OMZ is looking to increase the share of external sales of specialty steel in European markets.


PPL



OMZ's share capital is made up of 35,350,000 ordinary shares and 2,750,000 cumulative non-voting preferred shares with a par value of 0.1 rouble each.

OMZ's shareholders

chapter 14: OMZ's shareholders

	share, %
Kakha Bendookidze, Chief Executive Officer	25.93
Alan Kazbekov, Non-Executive Director	9.07
Michael Kossolapov, Deputy CEO, Executive Director	0.37
employees	1.2
treasury	10.08
other Investors	53.35
total	100

financial statements

consolidated financial statements

OMZ, U.S. GAAP Consolidated Financial Statements. Years ended December 31, 2002, 2001 and 2000

report of independent auditors

The Board of Directors OAO United Heavy Machinery
(Uralmash-Izhora Group)

We have audited the accompanying consolidated balance sheets of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, 2001, and 2000 and the related consolidated statements of income, changes in shareholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries as of December 31, 2002, 2001, and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young (CIS) Limited

June 20, 2003

consolidated balance sheets

(in thousands of US dollars)

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Assets			
Current assets:			
cash and cash equivalents	29,750	15,267	9,324
short-term investments	11,934	22,374	53,366
trade accounts receivable, net	54,584	48,657	36,012
due from related parties	2,918	12,554	13,361
inventories, net	161,736	167,686	133,922
costs and recognised income not yet billed	23,195	–	–
taxes receivable	28,233	21,474	19,504
prepaid expenses and advances to suppliers	23,610	22,737	29,843
deferred taxes	–	3,393	–
other current assets	10,081	4,569	6,481
Total current assets	346,041	318,711	301,813
Plant and equipment, net	201,359	178,001	176,947
Long-term investments, net	12,828	11,516	8,488
Due from related parties, long-term	2,374	7,301	18,458
Trade accounts receivable, long-term	13,508	1,906	–
Patents and other non-current assets	13,837	–	–
Goodwill	2,585	–	–
Total assets	592,532	517,435	505,706
Liabilities and shareholders' deficiency			
Current liabilities:			
trade accounts payable and accruals	32,257	35,174	44,484
advances received and deferred revenues	91,139	142,396	180,827
billings in excess of costs and recognised income	23,110	13,648	–
accumulated billings over related cost	1,509	8,606	–
taxes payable	35,902	47,290	79,050
payroll and related obligations	10,206	5,717	4,291
due to related parties	5,059	7,497	13,149
deferred taxes	3,514	343	2,938
short-term borrowings	53,329	31,983	11,918
current portion of long-term accounts payable and long-term debt	3,657	4,526	4,586
other payables	24,020	8,235	5,217
Total current liabilities	283,702	305,415	346,460
Non-convertible bonds	28,646	24,856	–
Billings in excess of cost and recognised income, long-term	13,508	1,906	–
Long-term debt	32,471	2,458	1,407
Long-term accounts payable	1,013	2,498	3,555
Taxes payable, long-term	33,236	49,732	24,968
Deferred taxes, non-current	1,471	431	395
Total liabilities	394,047	387,296	376,785
Minority interest	229,877	201,700	207,066
Shareholders' deficiency:			
common stock (0.1 ruble par value per share), 66,250,000 share authorised and 35,350,000 shares issued as of December 31, 2002, 2001 and 2000; 31,375,282, 31,375,282 and 35,350,000 shares outstanding as of December 31, 2002, 2001 and 2000, respectively	582	582	582
cumulative preferred stock (0.1 ruble par value per share), 2,750,000 shares authorised, issued and outstanding	48	48	48
additional paid-in capital	75,644	75,644	73,844
treasury stock, 3,974,718 shares of common stock as of December 31, 2002 and 2001 (nil as of December 31, 2000)	(13)	(13)	–
accumulated deficit	(107,653)	(146,609)	(152,619)
accumulated other comprehensive loss	–	(1,213)	–
Total shareholders' deficiency	(31,392)	(71,561)	(78,145)
Total liabilities and shareholders' deficiency	592,532	517,435	505,706

consolidated statements of income

(in thousands of US dollars, except for per share data)

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Sales	435,383	313,116	241,024
Cost of sales	(339,065)	(249,889)	(221,042)
Gross margin	96,318	63,227	19,982
Selling, general and administrative expenses	(81,304)	(64,101)	(45,906)
Release from (provision) for doubtful accounts receivable	2,060	3,097	(3,234)
Release from (provision) for obsolete inventory	5,114	975	(11)
Impairment of property, plant and equipment	(936)	–	–
Impairment of goodwill	(1,236)	–	–
Release from (provision) for obsolete equipment under construction	594	(2,284)	(2,615)
Income (loss) from operations	20,610	914	(31,784)
Other income (expense):			
interest income	1,708	3,084	1,428
interest expense	(12,540)	(8,308)	(1,339)
investment income	588	5,236	–
investment loss	(969)	(4,447)	(1,834)
gain on sale of non-core business units	228	4,539	14,656
gain on release from tax penalties	24,715	4,313	14,952
gain on release from government financing	34,197	–	–
provision for tax penalties	(2,746)	(11,235)	(7,999)
other non-operating gains (losses)	(6,311)	2,887	2,677
foreign exchange gain	4,330	8,431	14,343
Income before income taxes and minority interest	63,810	5,414	5,100
Income tax expense	(10,135)	(1,374)	(3,527)
Income before minority interest	53,675	4,040	1,573
Minority interest in net (income) losses of subsidiaries	(14,719)	1,970	(1,234)
Net income	38,956	6,010	339
Other comprehensive income (loss), net of income tax unrealised holding income (loss) from available for sale securities	1,213	(1,213)	–
Comprehensive income	40,169	4,797	339
Basic and diluted net income per share	$ 1.24	$ 0.17	$ 0.01
Basic and diluted comprehensive income per share	$ 1.28	$ 0.14	$ 0.01
Average shares of common stock outstanding	31,375,282	35,184,387	35,350,000

consolidated statements of changes in shareholders' deficiency

(in thousands of US dollars, except for share data)

	common stock		cumulative preferred stock		additional paid-in-capital			treasury common stock		accumulated deficit	accumulated other comprehensive loss	total
	shares	amount	shares	amount	common and preferred stock	treasury stock	total	shares	amount			
Balances as of Jan. 1, 2000	35,350,000	582	2,750,000	48	73,844	–	73,844	–	–	(152,958)	–	(78,484)
Net income	–	–	–	–	–	–	–	–	–	339	–	339
Balances as of Dec. 31, 2000	35,350,000	582	2,750,000	48	73,844	–	73,844	–	–	(152,619)	–	(78,145)
Purchase of treasury stock from related parties	–	–	–	–	–	–	–	(4,424,718)	(14)	–	–	(14)
Treasury stock issued to management	–	–	–	–	–	1,800	1,800	450,000	1	–	–	1,801
Unrealised holding losses from available for sale securities	–	–	–	–	–	–	–	–	–	–	(1,213)	(1,213)
Net income	–	–	–	–	–	–	–	–	–	6,010	–	6,010
Balances as of Dec. 31, 2001	35,350,000	582	2,750,000	48	73,844	1,800	75,644	(3,974,718)	(13)	(146,609)	(1,213)	(71,561)
Net income	–	–	–	–	–	–	–	–	–	38,956	–	38,956
Balances as of Dec. 31, 2002	35,350,000	582	2,750,000	48	73,844	1,800	75,644	(3,974,718)	(13)	(107,653)	–	(31,392)

consolidated statements of cash flows

(in thousands of US dollars)

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Net income	38,956	6,010	339
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
depreciation of plant and equipment	25,188	22,105	20,602
amortisation of patents	516	–	–
foreign exchange gain	(4,330)	(8,431)	(14,343)
deferred tax expense (benefit)	5,825	(5,952)	1,390
(release from) provision for doubtful accounts receivable	(2,060)	(3,097)	3,234
(release from) provision for obsolete inventories	(5,114)	(975)	11
(release from) provision for obsolete equipment under construction	(594)	2,284	2,615
impairment loss	936	–	–
impairment of goodwill	1,236	–	–
investment income	(588)	–	(1,131)
investment loss	969	4,447	1,834
minority interest in net income of subsidiaries	14,719	(1,970)	1,234
gain on sale of non-core business units	(228)	(4,539)	(14,656)
gain on release from tax penalties	(24,715)	(4,313)	(14,952)
gain on release from government financing	(34,197)	–	–
provision for tax penalties	2,746	11,235	7,999
management compensation in non-cash form	2,522	1,800	–
loss (gain) on sale of short-term investments and other assets	–	966	(4,713)
gain on sale of long-term investments	2,087	–	–
Net change before change in working capital:	23,874	19,570	(10,537)

consolidated statements of cash flows (continued)

(in thousands of US dollars)

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
changes in assets and liabilities, net of effects from purchase of new subsidiaries:			
trade accounts receivable	2,282	(14,226)	(9,561)
inventories	28,544	(47,260)	(37,189)
costs and recognised income not yet billed	(21,469)	–	–
taxes receivable	(3,888)	(2,466)	(3,387)
prepaid expenses and advances to suppliers	761	5,293	(11,222)
other current assets	(2,439)	1,487	(2,823)
trade accounts receivable, long-term	(11,602)	–	–
trade accounts payable and accruals	(14,859)	16	8,310
advances received	(12,489)	3,937	60,964
accumulated billings over related costs	(7,720)	–	–
payroll and related obligations	1,329	1,193	10,599
taxes payable	(12,997)	(10,201)	10,685
amounts due to and from related parties	7,517	(4,845)	13,242
billings in excess of costs and recognised income	8,761	–	–
other payables	1,550	3,109	(1,261)
Net cash (used in) provided by operating activities	(12,845)	(44,393)	27,820
Cash flows from investing activities:			
acquisition of Burovaya Tekhnika	–	799	–
acquisition of (additional interest in) Krasnoe Sormovo	–	(2,178)	(1,211)
acquisition of (additional interest in) Izhorskiye Zavody	–	(1,318)	–
acquisition of Almaz	(7,981)	–	–
acquisition of Upet	(558)	(3,397)	–
acquisition of Friede & Goldman	(15,140)	–	–
acquisition of other subsidiaries	(9,614)	(639)	–
net purchases of short-term investments	16,608	26,146	(16,314)
purchases of plant and equipment	(17,222)	(30,417)	(9,933)
proceeds from disposal of plant and equipment	6,146	–	–
proceeds from sale of non-core business units	148	2,818	19,930
proceeds from sale of other assets	–	1,742	1,123
purchase of long-term investments	(3,103)	(2,484)	(11,517)
proceeds from long-term investments	1,717	–	1,043
purchases of other non-current assets	(500)	–	–
repayments of loans issued to related parties, net	4,835	9,041	(19,818)
Net cash (used in) provided by investing activities	(24,662)	113	(36,697)
Cash flows from financing activities:			
net proceeds from loans and borrowings	18,879	20,861	17,917
proceeds from issuance of long-term debt	31,536	1,762	–
repayments of long-term debt	(1,530)	–	–
proceeds from issuance of non-convertible bonds	–	36,036	–
proceeds (repurchases) of non-convertible bonds	3,462	(7,898)	–
purchase of treasury stock	–	(14)	–
sale of treasury stock	–	1	–
dividends paid by subsidiaries	–	(160)	(2)
Net cash provided by financing activities	52,347	50,588	17,915
Effect of exchange rate changes on cash and cash equivalents	(357)	(365)	(148)
Net increase in cash and cash equivalents	14,483	5,943	8,890
Cash and cash equivalents at beginning of year	15,267	9,324	434
Cash and cash equivalents at end of year	29,750	15,267	9,324
Supplementary cash flow information:			
interest paid	12,855	2,573	14
income taxes paid	3,931	5,212	1,698
Supplementary disclosure of non-cash activities:			
stock-based compensation to management	2,522	1,800	–
proceeds from sale of non-core business units received in the form of the Company's non-convertible bonds	–	3,282	–

segment information

(in thousands of US dollars)

segment information for 2002	oil and gas equipment	metallurgical equipment	mining equipment	specialty steel	equipment for nuclear power plants	shipbuilding	other	total
revenues from external customers	141,327	47,836	37,818	46,425	74,266	46,470	41,241	435,383
intersegment revenues	–	–	–	58,216	–	–	–	58,216
gross margin	30,507	16,982	7,599	14,390	24,262	6,728	(4,150)	96,318
gross margin, %	22	36	20	14	33	14	–10	22
depreciation and amortisation	8,053	2,089	1,397	3,025	1,918	1,038	7,670	25,190
income (loss) from operations	(1,935)	16,723	1,167	6,818	13,390	777	(16,330)	20,610
interest expense	143	62	–	46	–	223	11,616	12,090
segment assets	75,833	23,722	34,554	62,938	66,830	86,899	241,756	592,532
capital expenditures	1,908	4,214	–	715	–	1,495	14,449	22,781

segment information for 2001	oil and gas equipment	metallurgical equipment	mining equipment	specialty steel	equipment for nuclear power plants	shipbuilding	other	total
revenues from external customers	45,835	47,553	36,493	57,163	58,709	18,557	48,806	313,116
intersegment revenues	–	–	–	81,265	–	–	–	81,265
gross margin	6,658	8,733	4,932	29,007	6,977	(3,619)	10,539	63,227
gross margin, %	15	18	14	21	12	–20	22	20
depreciation and amortisation	4,441	3,503	2,375	6,525	1,985	650	3,081	22,560
income (loss) from operations	(7,028)	(2,189)	(1,862)	17,141	(2,816)	(2,153)	(179)	914
interest expense	–	265	–	–	–	–	8,043	8,308
segment assets	77,492	27,776	26,943	53,663	54,941	29,102	264,046	533,963
capital expenditures	6,800	1,091	–	7,578	230	786	19,650	36,135

segment information for 2000	oil and gas equipment	metallurgical equipment	mining equipment	specialty steel	equipment for nuclear power plants	shipbuilding	other	total
revenues from external customers	19,479	53,927	33,992	62,755	23,592	–	47,279	241,024
intersegment revenues	–	–	–	89,930	–	–	–	89,930
gross margin	(4,607)	13,929	5,854	1,364	6,069	–	(2,628)	19,981
gross margin, %	–24	26	17	1	26	–	–6	8
depreciation and amortisation	2,501	3,825	1,877	9,544	1,064	–	1,861	20,672
income (loss) from operations	(12,721)	2,516	(1,053)	(9,795)	3,276	–	(14,007)	(31,784)
interest expense	–	230	–	–	–	–	1,109	1,339
segment assets	23,820	18,608	27,258	54,956	28,631	35,062	317,371	505,706
capital expenditures	–	13	259	991	38	11,289	14,825	27,415

external sales by major geographic regions

(in thousands of US dollars)

	2002	2001	2000
Russia	280,036	231,313	200,524
Asia	84,763	50,298	22,300
Commonwealth of Independent States	24,705	16,309	6,300
Europe	39,389	15,092	11,600
North America	4,204	–	–
Other regions	2,286	104	300
Total sales	435,383	313,116	241,024



25/1 Ermolaevsky Lane
Moscow, 123379, Russia
phone +7 095 974 6021
fax +7 095 974 6022
omz@omzglobal.com
www.omz.ru